SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       The Scotts Company
                         (Name of Issuer)

                 Common Stock, without par value
                  (Title of Class of Securities)

                           810 186 106
                          (CUSIP Number)

                         Jane L. Wilton
                   Secretary & General Counsel
                      Community Funds, Inc.
                         2 Park Avenue
                    New York, New York 10016
                        (212) 686-0010

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 19, 1995
    (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement [X].

   CUSIP No. 810 186 106


   1) Names of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of Above Persons:

        Community Funds, Inc.
        13-6089923

   2) Check the Appropriate Box if a Member of a Group (See
      Instructions)

     (a)
     (b)

   3) SEC Use Only

   4) Source of Funds (See Instructions): 00

   5) Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

   6) Citizenship or Place of Organization:  New York

   Number of Shares Beneficially Owned by Each Reporting
   Person:

   (7)  Sole Voting Power: 3,837,884
   (8)  Shared Voting Power:
   (9)  Sole Dispositive Power: 3,837,884
   (10) Shared Dispositive Power:

   11) Aggregate Amount Beneficially Owned by Each Reporting
       Person: 3,837,884

   12) Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)

   13) Percent of Class Represented by Amount in Row (11): 17.1%

   14) Type of Reporting Person (See Instructions): CO
        ITEM 1.  SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is the common stock, without par value (the "Shares"), of The Scotts Company, a Delaware corporation ("Scotts"). The address of the principal executive offices of Scotts is 14111 Scottslawn Road, Marysville, Ohio 43041.

   ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c)  This statement is being filed by Community
Funds, Inc. (the "Reporting Person"), a New York not-for-profit corporation. The principal office of the Reporting Person is located at Two Park Avenue, New York, New York 10016.

     Community Funds, Inc. is the corporate affiliate of The
New York Community Trust, and is a charitable organization as described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended from time to time. No part of the net earnings of the Reporting Person shall inure to the benefit of any member, director, officer or employee of the Reporting Person.

     (d)-(e)  During the last five years, the Reporting
Person has not been subject to or convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a not-for-profit corporation established and governed by the laws of the State of New York.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

        Pursuant to the Amended and Restated Merger
Agreement, dated as of May 19, 1995 (the "Merger Agreement"), among Stern s Miracle-Gro Products Inc., a New Jersey corporation, Stern s Nurseries, Inc., a New York corporation, Miracle-Gro Lawn Products, Inc., a New York corporation, Miracle-Gro Products Limited, a New York corporation (collectively, the "Miracle-Gro Constituent Companies"), Hagedorn Partnership, L.P. (the "Partnership"),Horace Hagedorn (the father of the general partners of the Partnership), John Kenlon, the Reporting Person, Scotts and ZYX Corporation, an Ohio corporation and a direct, wholly-owned subsidiary of Scotts, (i) the Miracle-Gro Constituent Companies (or, in the case of Stern's Nurseries, Inc., its assets) became wholly owned by Scotts and
(ii) the Partnership, Mr. Hagedorn, the Reporting Person and Mr. Kenlon were issued the shares of the Class A Convertible Preferred Stock of Scotts (the "Preferred Stock") and the Reporting Person and Mr. Kenlon were issued Warrants to purchase Shares (the "Warrants"). The Preferred Stock is convertible into Shares.

   ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired the shares in the Miracle-Gro Constituent Companies as the recipient of a gift, and it acquired the Shares as a result of the merger described in
Item 3. The governing board of the Reporting Person intends to carry forth the express purpose of the Reporting Person, which is to utilize the Shares for charitable purposes. The Reporting Person intends to review its interests in the securities of the Issuer on a regular basis. Depending on potential investment opportunities, regulatory restrictions, general economic conditions, money and stock market conditions and other factors, including legal and regulatory constraints, the Reporting Person may, acting alone or in concert, dispose of all or some of its securities of the Issuer in the open market, through private transactions, or otherwise; or take such other action or actions with respect to the securities of the Issuer as the Reporting Person may deem advisable. In addition, the Reporting Person intends to review its investment in the securities of the Issuer on a regular basis to determine whether any of the actions described above may be appropriate at a later date.

     Except as stated herein, the Reporting Person does not currently have any plans or proposals which relate to or would result in any of the actions described in Item 4(a)-(j), inclusive, of the Special Instructions for complying with
Schedule 13D.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person holds an aggregate of 17,186 shares of Preferred Stock, which are convertible into 904,526 Shares, and an aggregate of 2,933,358 Warrants, which are convertible into 2,933,358 Shares. In the aggregate, the securities listed in the foregoing sentence represent 17.1% of the Shares (all percentages herein are based on the 18,677,064 Shares which Scotts reported as outstanding as of February 17,
1995).

        (b) The Reporting Person will have the sole power to vote all of the Scotts securities held by it. The Reporting
Person has the sole power to dispose of the Scotts securities held by it. See Item 6.

        (c) Other than as set forth in Item 3, above, the Reporting Person has not effected any transactions in the Shares in the past sixty days.

        (d) Not applicable.

        (e) Not applicable.

   ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each share of Preferred Stock is convertible into a number of Shares equal to $1,000 divided by the conversion price, which is initially $19. Each share of Preferred Stock is entitled to vote with the Shares and shall have a number of votes equal to the number of Shares into which it may be converted.
The Preferred Stock may be redeemed by Scotts at any time on or after May 31, 2000 at $1,000 per share plus accumulated unpaid dividends. The Warrants will be exercisable for 8.5 years from issuance, 1,000,000 at $21 per share, 1,000,000 at $25 per share and 1,000,000 at $29 per share. The terms of the Preferred Stock provide that if on any dividend payment date for such stock any portion of the dividends payable on such date are not paid, and at such time any portion of the dividend payable on the preceding dividend payment date remains in arrears, then, until all accrued and unpaid dividends are paid, the holders of the Preferred Stock shall have the right to elect three directors to the Scotts Board of Directors to fill vacancies newly created for such purpose. Such three directors would hold office until all unpaid dividends are paid.

           The Merger Agreement provides that the Reporting Person, the Partnership, Mr. Kenlon and Horace Hagedorn (together, the "Miracle-Gro Shareholders"), through a representative appointed by them (the "Shareholder Representative"), shall be entitled to designate three directors (one in each of the three classes of Scotts' directors) (the "Miracle-Gro Directors") to sit on Scotts' twelve person Board of Directors. Horace Hagedorn, James Hagedorn and John Kenlon have been so designated. Such persons shall take office as soon as possible consistent with an Agreement to Hold Separate between Scotts and the Federal Trade Commission. Thereafter, until the earlier of the fifth anniversary of the Effective Time of the transactions contemplated by the Merger Agreement (the "Standstill Period") and such time as Miracle-Gro Shareholders no longer beneficially own at least 19% of Scotts' voting stock (the "Voting Stock"), the Partnership, acting through the Shareholder Representative, will continue to be entitled to designate three of twelve members of the Board of Directors. To the extent that Scotts maintains an Executive Committee and/or a Nominating Committee, such committee(s) shall consist of four members, one of which shall be a Miracle-Gro Director. In addition, to the extent that any of the Miracle-Gro Directors is qualified, under the applicable requirements of the Code, the by-laws of the National Association of Securities Dealers, Inc. or otherwise, to sit on the Audit or Compensation Committees of the Board of Directors or any newly created committee, one of such Miracle-Gro Directors shall be entitled to sit on such committee(s) to the same extent, and on the same basis, as the other members of the Board of Directors. Following the Standstill Period or such time as the Miracle-Gro Shareholders cease to own at least 19% of the Voting Stock, the Miracle-Gro Shareholders will have no contractual right to, and the Company will not be able to restrict, the election of directors.

           Under the Merger Agreement, until the earlier of the end of the Standstill Period and such time as the Miracle-Gro Shareholders cease to own at least 19% of the Voting Stock, the Miracle-Gro Shareholders will be required to vote their shares of Preferred Stock and Shares (i) for Scotts's nominees to the Board of Directors, in accordance with the recommendation of the Board of Directors' Nominating Committee and (ii) on all matters to be voted on by holders of Voting Stock, in accordance with the recommendation of the Board of Directors, except with respect to a proposal as to which shareholder approval is required under the Ohio General Corporation Law (the "GCL") relating to (a) the acquisition of Voting Stock of Scotts, (b) a merger or consolidation, (c) a sale of all or substantially all of the assets of Scotts, (d) a recapitalization of Scotts or (e) an amendment to Scotts's Amended Articles of Incorporation or Code of Regulations which would materially adversely affect the rights of the Miracle-Gro Shareholders. Scotts has agreed that without the prior consent of the Shareholder Representative, it shall not
(x) issue Voting Stock (or Voting Stock equivalents) constituting in the aggregate more than 12.5% of the total voting power of Scotts Voting Stock (the "Total Voting Power") (other than pursuant to employee benefit plans in the ordinary course of business) or (y) in a single transaction or a series of related transactions, make any acquisition or disposition of assets which would require disclosure pursuant to Item 2 of Form 8-K under the Exchange Act; provided, however, that if five-sixths of the Board of Directors determine that it is in the best interests of Scotts to make an acquisition pursuant to clause (y), such acquisition may be made without the consent of the Shareholder Representative. In addition, during the Standstill Period, the Miracle-Gro Shareholders will be limited in their ability to enter into any voting trust agreement without Scotts' consent or to solicit proxies or become a participant in any election contest (as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) relating to the election of directors of Scotts. Following the Standstill Period or such time as the Miracle-Gro Shareholders cease to own at least 19% of the Voting Stock, the voting restrictions provided in the Merger Agreement will expire. As a practical matter, because the Partnership now owns a majority of the beneficial ownership of the Total Voting Power, the Shareholder Representative may be appointed with only Partnership approval without the Reporting Person's consent.

           The Merger Agreement provides that during the Standstill Period, the Miracle-Gro Shareholders shall not acquire, directly or indirectly, beneficial ownership of Voting Stock representing more than 43% of Total Voting Power. For purposes of calculating beneficial ownership of Voting Stock against the Standstill Percentage, Shares underlying unexercised Warrants or any subsequently granted employee stock options will not be included. However, the terms of the Warrants provide that, if exercised during the Standstill Period and to the extent that such exercise would increase the aggregate beneficial ownership of the Miracle-Gro Shareholders to more than 43% of Total Voting Power, such exercise may only be for cash and not for Shares. To the extent that a recapitalization of Scotts or a Share repurchase program by Scotts increases the aggregate beneficial ownership of the Miracle-Gro Shareholders to an amount in excess of 44% of Total Voting Power, the Miracle-Gro Shareholders will be required to divest themselves of sufficient shares of Voting Stock to fall within the 44% of Total Voting Power limit. Scotts has agreed that it will use reasonable efforts to ensure that employee stock options are funded with Shares repurchased in the open market rather than newly issued Shares. The Miracle-Gro Shareholders have agreed in the Merger Agreement that, after the Standstill Period, they will not acquire, directly or indirectly, beneficial ownership of Voting Stock representing more than 49% of Total Voting Power except pursuant to a tender offer for 100% of Total Voting Power, which tender offer is conditioned upon the receipt of at least a majority of the Voting Stock beneficially owned by shareholders of Scotts other than the Miracle-Gro Shareholders and their Affiliates and Associates.

           During the Standstill Period, the Merger
Agreement provides that no Miracle-Gro Shareholder may transfer any Shares upon conversion of the Preferred Stock or exercise of the Warrants, except (i) to Scotts or any Person approved by Scotts; (ii) to a Permitted Transferee (as defined in the Merger Agreement) who agrees in writing to abide by the provisions of the Merger Agreement; (iii) pursuant to a merger or consolidation of Scotts or a plan of liquidation which has been approved by Scotts's Board of Directors; (iv) in a bonafide public offering registered under the Securities Act and designed to prevent any Person or group from acquiring beneficial ownership of 3% or more of Total Voting Power; (v) subject to Scotts's right of first offer, pursuant to Rule 145 or Rule 144A under the Securities Act, provided that such sale would not knowingly result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power and all such sales by the Miracle-Gro Shareholders within the preceding three months would not exceed, in the aggregate, the greatest of the limits set forth in Rule 144(e)(1) under the Securities Act; (vi) in response to a tender offer made by or on behalf of Scotts or with the approval of Scotts's Board of Directors; or (vii) subject to Scotts's right of first offer, in any other transfer which would not to the best knowledge of the transferring Miracle-Gro Shareholder result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power.

 The Merger Agreement provides that neither the Preferred
Stock nor, during the Standstill Period, the Warrants may be transferred except (i) to Scotts or any Person or group approved by Scotts; (ii) to a Permitted Transferee who agrees in writing to abide by the provisions of the Merger Agreement; (iii) pursuant to a merger or consolidation of Scotts or a plan of liquidation; or (iv) with respect to Preferred Stock representing no more than 15% of the Voting Stock on a fully diluted basis or any number of Warrants: (A) subject to Scotts's right of first offer, pursuant to Rule 145 or Rule 144A under the Securities Act, provided that such sale would not knowingly result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power and all such sales by the Miracle-Gro Shareholders within the preceding three months would not exceed, in the aggregate, the greatest of the limits set forth in Rule 144(e)(1) under the Securities Act; or (B) subject to Scotts's right of first offer, in any other transfer which would not to the best knowledge of the transferring Miracle-Gro Shareholder result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power. For purposes of clauses (A) and (B) only, Scotts's right of first offer with respect to shares of Preferred Stock would be at a price equal to (x) the aggregate Market Price of the Shares into which such shares of Preferred Stock could be converted at the time of the applicable Transfer Notice multiplied by (y) 105%.

           The Merger Agreement also provides that following the Standstill Period, the Warrants and the Shares underlying the Warrants and the Preferred Stock are freely transferable, subject to the requirements of the Securities Act and applicable law.

        The foregoing description of the Merger Agreement is qualified in its entirety by the text of the Merger Agreement, a copy of which is attached hereto as Exhibit (a) and which is incorporated herein by reference.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)  Merger Agreement.

   SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMUNITY FUNDS, INC.

                          By: /s/ JANE L. WILTON
                              ______________________
                              Jane L. Wilton
                              Secretary and General Counsel


Date:  May 26, 1995

                             Exhibits

   (a)   Merger Agreement